CONSENT OF QUALIFIED PERSON

I, Peter Montano, P.E., consent to the public filing of the technical report titled "Goose Project and Back River District, Nunavut, NI 43-101 Technical Report", that has an effective date of December 31, 2024 (the "Technical Report") by B2Gold Corp. ("B2Gold").

I also consent to any extracts from, or a summary of, the Technical Report in B2Gold's Annual Information Form for the year ended 31 December, 2024 (the "Annual Information Form"), and in B2Gold's news release dated 28 March 2025, entitled "B2Gold Announces Updated Life of Mine Mineral Reserve Case for the Goose Project; Company to Initiate a Study to Expand Mill Throughput at the Goose Project by 50%" (the "news release").

I certify that I have read the Annual Information Form and the news release, and that those documents fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated:  March 28, 2025

/s/ Peter Montano

Peter Montano, P.E.

B2Gold Corp. 666 Burrard St #3400, Vancouver, BC V6C 2X8, Canada Tel: +1 604-681-8371	www.b2gold.com